Exhibit 19
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Pirelli Spa
Viale Sarca 222
20126 Milan

                                                          Milan, August 23, 2001

With reference to the revolving Standby credit line of (euro)500 million we are willing to grant to your company, we wish to confirm the terms and conditions which will govern said Credit Line, usable as part of the euro financing account.

Art. 1 - Total Amount

The total amount of the Credit Line is (euro)500,000,000 (five hundred million euros).

Art. 2 - Expiration of the Credit Line

The credit line will expire on the three hundred sixty-fourth day after the receipt date of your letter of acceptance of this letter, or, if this date is not a business day, the immediately prior business day.

Art. 3 - Scope of the Credit Line

Unless otherwise agreed in writing with the Bank, the credit line will be Standby. The Company must use the Credit Line exclusively as a revolving Credit Line to finance temporary cash needs in its own business activity or that of its group.

Art. 4 - Drawdown, Disbursement and Reimbursements

The efficacy of the first request for drawdown of this Credit Line is subject to proving the existence of a power of attorney to sign for the Company.

Pirelli S.p.A. (the Company) may use the Credit Line in several drawdowns, sending to HSBC Bank plc, Milan Branch, (the Bank) an irrevocable disbursement request for each drawdown at the latest by 10:00 a.m. on the third business day prior to the date of actual disbursement, or a possible renewal of the current drawdown, in the form indicated in Addendum A addressed to the Bank.

For the purposes of this contract, "business day" will refer to the banking business day on the financial markets of Milan and London for drawdowns in euros.



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The drawdowns must be carried out at 1 (one), 2 (two), 3 (three) or 6 (six)
months, in euros, as indicated by the Company in each disbursement request. The disbursement request must indicate the amount of the drawdown, which must be equal to a minimum of (euro)100,000,000 (one hundred million euros), or to higher amounts rounded up to the next (euro)500,000.

Without prejudice to the provisions of this article concerning the minimum drawdown amount, the Company may reimburse outstanding drawdowns without having the Credit Line partially cancelled and request new drawdowns only within the limit of the total amount of this credit line.

The disbursement corresponding to each individual drawdown will take place according to the modalities indicated in the Company's notice, and will posted to the accounts by the Bank as counterpart for special financing accounts especially opened in the name of the Company with the Milan Branch of the Bank.

Whenever the drawdown request of the company is equal to the amount of the possible drawdown maturing on that date, it will not cause reimbursement and a subsequent new drawdown, but a simple renewal of the drawdown maturing on that date. The only movement of funds will concern payment of the interest.

Whenever the drawdown request of the Company is higher/lower than the amount of the possible maturing drawdown, it will be fully renewed and increased/reduced up to the new amount requested (obviously within the limit of the credit granted); with a consequent movement of funds only for the upwards or downwards difference as compared to the maturing amount. In addition, there will be a movement of funds concerning the interest accrued on the maturing drawdown.

Following the reimbursement of each drawdown, the credit line will be subsequently usable for the respective amount, provided that, on the due date of the credit line, a term at least equal to the term of the drawdown requested still remains.

Drawdowns will not be granted for periods expiring beyond the term of this credit line, as indicated in article 2. Consequently, the last drawdown period may have a shorter term than indicated, and its expiration will coincide with the expiration of the credit line.

If a drawdown period expires on a non-business day, the due date will be postponed to the immediately subsequent business day, except if such business day falls in the immediately subsequent calendar month. In the latter case, the due date of the drawdown period will be pushed back to the immediately business day preceding such non-business day.


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Art. 5 - Reimbursement, Prepayment and Cancellation Right

The Company must finally reimburse the amount drawn, together with the interest matured (as indicated in article 7 below) by payment of said amounts in the same currency to the Bank on the due date of the credit line referred to in article 2 (with the understanding that, if the aforementioned due date were not a business day, the expiration will be on the immediately previous business day).

The Company will also have the right, after reimbursement of the possible outstanding exposure concomitantly with the expiration of the drawdowns, to extinguish this credit line or reduce its total amount with notice of 15 calendar days.

The Company may prepay any drawdown in all or in part, provided that the amount prepaid is not less than (euro)100,000,000 (one hundred million euros) and that the prepayment request is communicated to the Bank not less than four business days before the prepayment date. In such case, the Company must reimburse to the Bank an indemnification conventionally defined to date at an amount equal to the difference that would result to the detriment of the Bank between the interest rate that would have been due for the residual interest period, in the absence of prepayment, and the interest rate of a financing, called redrawing rate. The nominal interest rate of the redrawing financing will be EURIBOR (as defined in article 6) valid for loans with the closest term to the residual term of the interest period during which the prepayment was made.

Art. 6 - Interest rate on Drawdowns

The interest rate of to the credit line hereunder, for each drawdown period, will be equal to EURIBOR for the drawdown period, plus a margin of 0.225% per annum.

The reference to EURIBOR must be understood as a reference to:

                           (a) the rate for interbank deposits in euros at 1, 2,
                  3 or 6 months, as published at 11:00 a.m. Central European Time and posted on page 248 of Telerate two business days before the drawdown date; or

                           (b) If it is not possible to find the EURIBOR rate
                  according to the modalities indicated under item (a), the reference rate will be obtained by the arithmetic mean rounded up, whenever necessary, to the next 1/16 of a percentage point above the interbank rates for bills for interbank deposits in euros at 1, 2, 3 or 6 months, quoted by 3 first class international credit institutions (including the Bank) and published by them two business days before the beginning date of the respective drawdown period.





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Art. 7 - Payment of Interest on Drawdowns

The Company must pay accrued interest to the Bank on the maturity date of each drawdown in the same currency, with the understanding that the last drawdown will expire at the same time with the expiration of the credit line.

                  The amount of the interest, calculated by the Bank based on 365 days, for the actual number of the days lapsed, will be communicated by the Bank to the Company promptly after its calculation according to the methods set forth in article 6.

Art. 8 - Commitment Commission

On the amount of this credit line, the Company owes a firm financing commission of 0.075% of said amount, which the Bank will receive a single payment within 5 business days from the signing of this agreement.

Art. 9 - Missed Drawdown Commission

On the portion of the Credit line possibly not drawn during each quarter, the Company must pay to the Bank a missed drawdown commission equal to 0.10% per annum, which will be due at the end of each quarter from the signing date of this contract to the expiration of the Credit Line. Such commission, and the levels of missed drawdown that activate it, will be calculated on the weighted average amount not drawn in the reference quarter, taking as calculation factors the total amounts of daily missed drawdowns, in the amount referred to in article 1, weighted for the actual number of days in which each of said missed drawdowns took place.

Art. 10 - Drawdown Commission

In the event of a drawdown of more than 50% of the Credit Line, the Company must pay to the bank a drawdown commission equal to 0.05% per annum, which will be due at the end of each quarter, from the signing date of this contract to the expiration of the Credit Line. Such commission, and the levels of drawdowns that activate it, will be calculated on the weighted average amount not drawn in the reference quarter, taking as calculation factors the total amounts of daily drawdowns (taking into consideration only the daily drawdowns above 50% of the Credit Line), weighted for the actual number of days in which each of said drawdowns above 50% of the Credit Line took place.

Art. 11 - Late Interest

Should the Company delay any payment of capital, interest, commission, or any other amount due hereunder, with the only exceptions of strikes in the banking system or cases of force majeure preventing the Company from meeting its obligations, late interest will be paid on the outstanding amount, at an interest rate equal to


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the interest rate indicated in article 6, plus 1 (one) percentage point per annum.

Such interest will be owed automatically three business days from receipt of default notice, including by fax (provided the Company does not remedy the default within said term), without prejudice to the right to consider the Credit line agreement cancelled due to the Company's default, and to obtain full reimbursement of the residual sums owed in capital, interest and possible incidentals and greater damages assesses, as a consequence of to the aforementioned default.

Art. 12 - Obligations of the Company

The Company pledges, for the period from the acceptance of this instrument to the total extinction of the credit hereunder, contracted with you:

                           (a) to send to the Bank the annual balance sheets and
                  the profit and loss statement, accompanied by the reports of the management and board of auditors, and the note to the balance sheets, within sixty days from the respective approval by the shareholders meeting, with the respective minutes;

                           (b) to communicate to the Bank any change or
                  technical, production, administrative, legal or litigation-related event which may impair the ability of the Company to face the obligation taken hereunder;

                           (c) to communicate to the Bank, promptly when legal
                  allow it, any operations of merger, contribution, spinoff or acquisitions of a stake in companies, associations or entities of any type, or other type of tangible and/or intangible assets, of such a magnitude as to negatively affect the ability of the Company to face the obligation taken hereunder;

                           (d) to refrain, in the absence of prior written
                  consent of the Bank, from constituting real liens (mortgages, pledges, privileges) on present or future assets of the Company with the exception of liens and guarantees constituted

         (i)      to guarantee medium and/or long-term debts; and

         (ii)              in compliance with legal obligations;

                           (e) to assure that the obligations of the Company
                  deriving from this Agreement are not, and will not be, until the Company has fully complied with the obligations hereunder, subordinated to other obligations assumed by the Company, except for legal preferred rights.

It is expressly agreed that the obligation under a), b), c), d) and e) above are considered essential by the parties and that the failure to punctually implement any


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of them will constitute a cause for cancellation of the agreement, pursuant to article 13.

Art. 13 - Forfeiture of the Benefit of Term, Cancellation of the Agreement and Express Resolutory Clause

It is expressly agreed that a cause for the Company's forfeiture of the benefit of term hereunder, without need for judicial decision, will be constituted by the occurrence for the of any of the events set forth in article 1186 c.c. The forfeiture of the benefit of term will be communicated by the Bank to the Company by registered letter with acknowledgement of receipt or fax, and will be effective as of its receipt.

It is expressly agreed that it will be a cause for cancellation of this agreement pursuant to article 1456 c.c. the failure to punctually and fully compliance by the Company with the payment of all amounts due to the Bank pursuant to articles 2, 4, 5, 6, 7, 8, 9, 10, 11, 14 and 15 hereof (with the only exceptions that the default or delay arise from strikes in the banking system or cases of force majeure preventing the Company from fulfilling its obligations) and in case of failure to fully and punctually compliance by the Company of any of the obligation referred to in article 12, except if the Company, only in the cases in items a), b), and c) of said article 12, remedies within fifteen days from the Bank's request in such sense, and in the event of lack of truthfulness of the statements, data or historic accounts presented by the Company in order to obtain the Credit Line or during the term thereof, discovered at any time. The cancellation referred to in this article will become effective as of the moment the Company receives from the Bank the respective communication by registered letter with acknowledgement of receipt or fax, by which the Bank communicates to the Company that it intends to use this clause.

It is expressly agreed that the Bank will be entitled to opt out of the Credit Line in any of the following events regarding the Company:

                           (a) calling of the shareholders meeting in order to
                  decide on the liquidation of the Company;

                           (b) a substantial change of the activity carried out
                  by the Company, with consequent change of the corporate object, by comparison to the activity carried out by the Company as of the date hereof, except as a consequence of extraordinary operations already announced before the date hereof;

                           (c) calling of the shareholders meeting in order to
                  decide on merger, contribution or spinoff of the activities of the Company, which may impair the Company's ability to face the obligation hereunder;

                           (d) occurrence of the dissolution of the Company;


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                           (e) petition of the Company or third parties
                  (provided that they are not obviously unfounded or reckless) for bankruptcy against the Company or similar proceedings, including controlled administration and/or proceeding, including of an extrajudicial nature, for payment of the debits and obligations by means other than usual ones;

                           (f) request by third parties for prepayment of
                  financial debts (with the exclusion of possible financing to shareholders) as a result of cancellation due to default, in an amount above (euro)100,000,000 (one hundred million euros); request not remedied within 10 business days from the original performance date;

                           (g) transfer of assets to creditors, if the value of
                  the assets transferred is more than(euro)50,000,000 (fifty million euros);

                           (h) decisions of judicial, administrative or fiscal
                  authorities for provisional execution, sentences or arbitration awards provisionally enforceable or sentences with force of res judicata, imposing on the Company an immediate payment obligation in excess of (euro)50,000,000 (fifty million euros), as well as provisional or court-ordered seizures of the assets of the Company in an amount in excess of (euro)50,000,000 (fifty million euros).

The opt-out referred to in this article will become effective at the time the Company receives from the Bank the respective communication by registered letter with acknowledgement of receipt or fax, by which the Bank communicates to the Company that it intends to use the opt-out right.

In the event of the Company's forfeiture of the benefit of term, or in any of the cases of cancellation set forth in the second paragraph of this article, or in the opt-out cases set forth in the third paragraph of this article, the Company must supply within 15 bank business days from receipt of the respective request of the Bank to reimburse outstanding drawdowns, recognizing all sums, under any status, owed hereunder, including possible late interest accrued pursuant to article 11 above and other incidentals until the day of actual payment.

Art. 14 - Compensation Amount in the Event of Modification of the Treatment of Bank Deposits

Whenever as a consequence of a change in current provisions or introduction of new laws or administrative provisions, there is a change in the current treatment of interbank deposits from the point of view of reserve obligation or tax treatment (with exclusion of income tax), with the consequence that the total cost for credit institutions of interbank deposits becomes higher than the interbank euro market rate, the Bank will communicate


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it to the Company and the Company, upon the request of the Bank, must pay an amount equal to such higher cost, assessed by the Bank and indicated and communicated to the Company by the Bank. In this case, the Company may, with written notice of 10 (ten) business days, opt out from the Credit Line without penalty, reimbursing outstanding drawdowns, with all incidentals, of course plus compensation amount referred to above, which will be charged to the matured installment, by the Company to the payment date of the amounts owed.

Art. 15 - Expenses, Indemnifications and Charges

It is understood that the Company will pay charges for taxes, contributions, fees, withholdings, which expenses apply to thus agreement (including charges for registration, if any), and the payments to be made as a consequence thereof, also with the understanding that the Bank must receive the amounts net of any charge similar to those set forth above.

In addition, the Company must indemnify the Bank, without prejudice to the other rights of the latter hereunder, for any cost or expense that the Bank proves to have incurred or which takes place (however, within the limits of the amounts disbursed and not reimbursed) as a consequence of:

                           (a) the Company's default on payment of any amount
                  due hereunder;

                           (b) occurrence of any event of default as a result of
                  the events referred to in articles 13, 14 and 15 hereof.

Art. 16 - Proof of Credit

Statements of account, records, and, in general, the bank's accounting records will always constitute, barring errors and omissions, full proof in any venue and for all purposes of the credit to the Company, for capital and interest, if not contested in writing with good grounds within thirty days from their receipt.

Art. 17 - Obligations for Successors

All the obligations assumed by the Company are understood to jointly and indivisibly bind any possible beneficiaries or successors.

Art. 18 - Modifications of the Present Conditions

The conditions of the Credit Line may be modified only by document signed by persons who have the necessary powers of representation of the parties. Therefore, any tolerance, including reiterated, of default or delayed performance of contractual obligation may not be interpreted in any way as a tacit abrogation of the agreements that contain them.


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Art. 19 - Addenda

The addenda to this agreement are an integral and substantial part thereof.

Art. 20 - Governing Law and Court of Jurisdiction

This agreement is governed by Italian law. For any dispute arising from the Credit Line, the Court of Milan will have exclusive jurisdiction, without prejudice to the jurisdiction set froth in the Procedural Code for provisional, urgent and executory proceedings.

Art. 21 - Communications

Communications will be issued by registered letter or confirmed fax, to the following addresses:

to the Company:            Pirelli S.p.A.
                           Viale Sarca 222
                           20126 Milan
                           Attn.: Financial Department - Dr. Silvia Gironi
                           Fax: 02 64422461

to the Bank:               HSBC Bank plc
                           Via S. Maria alla Porta, 2
                           20123 Milan
                           Attn.: Head of Corporate Banking
                           Fax: 02 72437379


If the above accurately reflects all our understandings, please give us written confirmation by sending us a letter fully reproducing this document, in token of your agreement and acceptance.

After the signature, please add at the foot, with a second signature at the end, the following declarations:

"I (we) declare that the undersigned is (are) authorized to sign the agreement on behalf of the Company, including this exchange of letters, pursuant to the powers vested in me (us): furthermore, I (we) declare to specifically approve, pursuant to article 1341 C.C. the following clauses:

Art. 4   Drawdown, Disbursement and Reimbursements

Art. 5   Reimbursement, Prepayment and Cancellation Right


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Art. 6   Interest Rate on Drawdowns

Art. 7   Payment of Interest on Drawdowns

Art. 8   Commitment Commission

Art. 9   Missed Drawdown Commission

Art. 10  Drawdown Commission

Art. 11  Late Interest

Art. 12  Obligations of the Company

                  Art. 13 Forfeiture of the Benefit of Term, Cancellation of the Agreement and Express Resolutory Clause

                  Art. 14 Compensation Amount in the Event of Modification of the Treatment of Bank Deposits

Art. 15  Expenses, Indemnifications and Charges

Art. 16  Proof of Credit

Art. 17  Obligations for Successors

Art. 18  Modifications of the Present Conditions

Art. 20  Governing Law and Court of Jurisdiction"


We take this opportunity to send you our best regards.





[signature]


Chief Executive Officer
HSBC Bank plc, Milan Branch




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                                   ADDENDUM A

                            Request for Disbursement

                                                                         Date: o

Attn.:
HSBC Bank plc Milan Branch
Attn.: Corporate Banking Department
Fax No.: 02 7243 7379 (sent first by fax)


                  RE: Credit line of EUR 500 million for 12 months - 1 day
                      granted by HSBC

Bank by Letter of August 2001o

Pursuant to article 4 of the Credit Opening Letter, we hereby request a disbursement [renewal of disbursement/disbursements from the credit line used]

in the following terms:

(a)      value date of the disbursement [renewal]: o;

(b)      disbursement amount requested: o;

(c)      drawdown period: o.

Furthermore, we hereby confirm that there has not been, as of today's date, nor will there be, on the actual date of the disbursement, any event of forfeiture of the benefit of term, cancellation or opt-out, as referred to in article 13 of the Credit Opening Letter.

Best regards,


Pirelli S.p.A.











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